October 30, 2019

Brad Domitrovitsch
Chief Executive Officer
American Energy Partners, Inc.
P.O. Box 443
Allentown, PA 18105

       Re: American Energy Partners, Inc.
           Offering Statement on Form 1-A
           Filed October 3, 2019
           File No. 024-11091

Dear Mr. Domitrovitsch:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed October 3, 2019

General

1. We note your disclosure in Item 4 of Part I of the offering statement regarding the portion of the aggregate offering price attributable to sales in the prior 12 months pursuant to a qualified offering statement. Insofar as you filed on September 25, 2019 a Form 1-Z exit report for your prior Regulation A offering, please provide pertinent disclosure in your offering circular to state when you completed your prior Regulation A offering. See Rule
      257(a).

2. In response to Part I, Item 4 of your offering statement, you indicate that you do not intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3). However, on your offering circular cover page you disclose that you will be offering shares on a continuous basis pursuant to Rule 251(d)(3)(i)(F). This appears inconsistent with your commencing a Tier 1 offering, insofar as you will not have ongoing reporting obligations.
 Brad Domitrovitsch
FirstNameEnergy Partners,Domitrovitsch
American LastNameBrad Inc.
Comapany NameAmerican Energy Partners, Inc.
October 30, 2019
Page 2
October 30, 2019 Page 2
FirstName LastName
         Please revise your offering circular accordingly. Note that Rule 251(d)(3)(i)(F) refers to
         Rule 257(b), which applies only to Tier 2 offerings.
3. On the cover page of your offering circular, you suggest that this is "the initial public offering" of your securities, despite your previous offering on Form 1-A. You also suggest that the offering "will be at a fixed price of $0.002-$0.50 per share." As Rule
         251(d)(3)(ii) does not allow for at the market offerings, please provide a bona fide fixed price and eliminate the suggestion that this is your initial public offering.
4. You disclose on pages 14 and 22 of the offering circular that you "expect to elect to become" a public reporting company under the Exchange Act upon completion of this offering and thereafter publicly report on an ongoing basis as an "emerging growth company." You also disclose that if you do not elect to become a public reporting company under the Exchange Act, you will be required to file annual and semiannual reports under Regulation A. However, as your offering appears to be a Tier 1 offering under Regulation A, you will not have any ongoing reporting obligations thereunder and you do not appear to be registering a class of securities under the Exchange Act. Please explain your disclosures or revise your filing to clarify that you will have no ongoing reporting requirements following this offering and that you are not currently registering your offering under the Exchange Act. Also remove any disclosures which suggest that this is a Tier 2 offering, such as the limitations from Rule 251(d)(2)(i)(c) which you reference on the offering circular cover page and your statements that you will be providing the filings and information Tier 2 requires.
Financial Statements, page F-1

5. Please revise to label your annual and interim financial statements as "unaudited". Refer to paragraph (b)(2) of Part F/S of Form 1-A.
6. Please remove the compilation report from Buckno Lisicky & Company as the association of your accountant provides no basis for reliance. Any references to this report should also be removed from your offering statement.
7. Revise your interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to paragraph (b)(5)(iii) of Part F/S of Form 1-
         A.
Exhibits

8. We are unable to locate the current list of oil and gas wells of Gilbert Oil & Gas
         Company, LLC which you represent is attached in "Additional Exhibits." Please file the omitted exhibit or advise.

       We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared
 Brad Domitrovitsch
American Energy Partners, Inc.
October 30, 2019
Page 3

to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707
with any other questions.



                                                            Sincerely,
FirstName LastNameBrad Domitrovitsch
                                                            Division of
Corporation Finance
Comapany NameAmerican Energy Partners, Inc.
                                                            Office of Energy &
Transportation
October 30, 2019 Page 3
cc:       Peter DiChiara
FirstName LastName